[Merrill Lynch & Co. Letterhead]
Global Markets & Investment Banking
4 World Financial Center — 5th Floor
New York, New York 10080
212-449-6500
January 23, 2006
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549
Attention: Greg Belliston, Esq.

Re:	Altus Pharmaceuticals Inc.
Registration Statement on Form S-1 (SEC File No. 333-129037)

Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”) in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of Altus Pharmaceuticals Inc. that the effective date of the above-captioned Registration Statement be accelerated to Wednesday, January 25, 2006 at 2:00 p.m., or as soon thereafter as practicable.
     In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between January 13, 2006 and the date hereof, copies of the preliminary prospectus dated January 11, 2006 were distributed as follows:

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	4400
Dealers	0
Individuals & Corporations	1073
MLPF&S Inc. Branch Offices	5064
	10558	Copies

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours, MERRILL LYNCH & CO. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED MORGAN STANLEY & CO. INCORPORATED SG COWEN & CO., LLC As Representatives of Several Underwriters

BY: MERRILL LYNCH & CO.
By:	/s/ Michele Allong
	Name:	Michele Allong
	Title:	Senior Syndicate Specialist